SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Amendment No. __
Under the Securities Exchange Act of 1934
Opko Health, Inc.
(Name of Company)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
301610101
(CUSIP Number)
David A. Eichler
Psilos Group Partners II-S, L.P.
625 Avenue of the Americas, 4th Floor
New York, NY 10011
(212) 242-8844
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 27, 2007
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No.	301610101

1	NAME OF REPORTING PERSONS. Psilos Group Partners II-S, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	DE

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	301610101

1	NAME OF REPORTING PERSONS. Psilos Group Investors II-S, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	DE

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	301610101

1	NAME OF REPORTING PERSONS. Psilos Group Managers, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	DE

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Item 1. Security and Company.
     This Statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Opko Health, Inc. (the “Company”). The principal executive offices of the Company are located at 4400 Biscayne Boulevard, Suite 1180, Miami, Florida 33137.
Item 2. Identity and Background.
     (a) — (f). This statement is filed by Psilos Group Partners II-S, L.P., a Delaware limited partnership (the “Fund”), Psilos Group Investors II-S, L.L.C., a Delaware limited liability company and general partner of the Fund (the “General Partner”) and Psilos Group Managers, LLC, a Delaware limited liability company, which serves as the external management company of the Fund (the “Manager” and, together with the Fund and the General Partner, the “Reporting Persons”).
     The principal business of the Fund is venture capital investments. The principal business of the General Partner is to serve as a general partner of the Fund. The principal business of the Manager is to serve as the external manager of the Fund and related investment funds. The principal place of business of the Reporting Persons is 625 Avenue of the Americas, 4th Floor, New York, NY 10011.
     The names of the managing members of the General Partner and the managing members of the Manager, their business addresses, their present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted other than the Fund, the General Partner and the Manager are set forth on Appendix A, attached hereto and expressly incorporated herein by this reference.
     During the past five years, neither the Reporting Persons nor any of the persons listed on Appendix A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     The Fund previously purchased shares of capital stock and warrants (the “Previously Purchased Acuity Securities”) of Acuity Pharmaceuticals, Inc., a Delaware corporation (“Acuity”), in connection with a private venture capital financing of Acuity for an aggregate purchase price of $3,500,000. The source of the funds for the Previously Purchased Acuity Securities was the Fund’s working capital. The Manager also previously received a series of options in consideration for the service of David Eichler, a Managing Director of the Fund, on Acuity’s board of directors (the “Previously Acquired Acuity Options”).
     On March 27, 2007, pursuant to a Merger Agreement and Plan of Reorganization (the “Merger Agreement”), dated as of March 27, 2007, by and among Acuity, the Company, Froptix Corporation, a Florida corporation (“Froptix”), e-Acquisition Company I-A, LLC, a Delaware limited liability company and e-Acquisition Company II-B, LLC, a Delaware limited liability company, Acuity merged with and into
e-Acquisition Company II-B, LLC, with e-Acquisition Company II-B, LLC surviving as a wholly-owned subsidiary of the Company (the “Acuity Merger”). At the closing of the Acuity Merger, the former securityholders of Acuity, including the Reporting Persons, received shares of the Company’s common stock and preferred stock as well as warrants and options to purchase the Company’s common stock in exchange for all of their securities of Acuity.
Item 4. Purpose of Transaction.
     The Previously Purchased Acuity Securities and the Previously Acquired Acuity Options were originally acquired by the Fund and the Manager in the Acuity Merger solely for investment purposes. In the Acuity Merger, in exchange for the Previously Purchased Acuity Securities, the Fund received (i) an aggregate of 90,815 shares of the Company’s Series C preferred stock (“Series C Shares”) and (ii) a series of warrants to purchase an aggregate of 2,064,399 shares of Common Stock at exercise prices ranging from $0.0019 to $1.0466 per share, all of which were fully vested upon issuance (collectively, the “Warrants”).
     In the Acuity Merger, in exchange for the Previously Acquired Acuity Options, the Manager received a series of options to purchase: (i) an aggregate of 181,631 shares of Common Stock at exercise prices ranging from $0.04 to $0.05 per share, all of which were fully vested upon issuance (collectively, the “Vested Options”) and (ii) an aggregate of 103,788 shares of Common Stock at an exercise price of $0.05 per share, which were scheduled to vest over the following two years (the “Unvested Options”).

     On April 12, 2007, the Fund exercised the Warrants, on a net exercise basis, and received an aggregate of 1,638,695 shares of Common Stock. On the same date, the Manager exercised the Vested Options, on a net exercise basis, and received an aggregate of 179,899 shares of Common Stock.
     On June 22, 2007, the Series C Shares automatically converted, on a one hundred-for-one basis, into an aggregate of 9,081,500 shares of Common Stock of the Company.
     Pursuant to the terms of the Merger Agreement, 1,044,372 shares of Common Stock received on conversion of the Series C Shares, and an aggregate of 106,857 of the shares of Common Stock received on exercise of the Warrants remain in escrow until March 25, 2008 to satisfy potential indemnification obligations under the Merger Agreement.
     The Merger Agreement also provided for Mr. Eichler to be designated a director nominee of the Company, and he was elected as a member of the Company’s board of directors simultaneously with the closing of the Acuity Merger. In connection with Mr. Eichler’s service on the board, on May 3, 2007, Mr. Eichler was granted an option to purchase 20,000 shares of Common Stock of the Company at an exercise price of $4.88 per share, which grant was fully vested upon issuance, and, on September 19, 2007, Mr. Eichler was granted an option to purchase 20,000 shares of Common Stock at an exercise price of $4.15 per share, which grant was scheduled to vest in full on September 19, 2008. Effective January 18, 2008, Mr. Eichler resigned from the Company’s board of directors. As a result, all of his options immediately terminated.
     On February 11, 2008, pursuant to a series of private transactions (the “Sale Transactions”), the Fund and the Manager sold an aggregate of 11,113,039 shares of Common Stock, constituting all of the Reporting Persons’ holdings of Common Stock as of such date, for an aggregate purchase price of $20,003,470, or $1.80 per share. As of the date of the filing of this Schedule 13D, none of the Reporting Persons beneficially own any securities of the Company.
     Subject to the foregoing, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Company or its subsidiaries, or other transactions which might have the effect of causing the Company’s common stock to become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of common stock or other securities of the Company from time to time, or to sell or otherwise dispose of all or part of the common stock beneficially owned by them (or any shares of common stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.
     The description contained in this Item 4 of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is incorporated by reference in this Schedule 13D — See Exhibit 2.
Item 5. Interest in Securities of the Company.

(a) — (b)	Set forth below is information concerning the beneficial ownership of the Company’s Common Stock as of the date of the filing of this Schedule 13D.

	Psilos Group		Psilos Group
	Partners II-S,	Psilos Group	Investors II-S,
	L.P.	Managers, LLC	L.L.C.
Beneficial Ownership	-0-	-0-	-0-
Percentage of Class	0%	0%	0%
Sole Voting Power	-0-	-0-	-0-
Shared Voting Power	-0-	-0-	-0-
Sole Dispositive Power	-0-	-0-	-0-

	Psilos Group		Psilos Group
	Partners II-S,	Psilos Group	Investors II-S,
	L.P.	Managers, LLC	L.L.C.
Shared Dispositive Power	-0-	-0-	-0-
None of the individuals listed on Appendix A hereto beneficially own any securities of the Company.
(c) Except as otherwise described in this Schedule 13D, there have been no transactions in the Common Stock of the Company by the Reporting Persons in the sixty days prior to the date of filing this Schedule 13D.
(d) Not applicable.
(e) Effective February 11, 2008, each of the Reporting Persons ceased to beneficially own 5% of the Common Stock of the Company.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.
Lockup Agreements
     As a condition to the closing of the Acuity Merger, the Fund was required to deliver to the Company a “lockup” agreement (the “Lockup Agreement”). Pursuant to the Lockup Agreement, shares of the Company issued in the Acuity Merger could not be, directly or indirectly, sold for a period of two years following completion of the Acuity Merger. Restrictions under the Lockup Agreements lapsed with respect to one-third of the shares subject to the Lockup Agreement on the first anniversary of the Lockup Agreement and with respect to an additional one-third on the eighteen month and twenty-four month anniversary thereafter, respectively. In connection with the Sale Transactions, the Company agreed to release the securities held by the Reporting Persons from the Lockup Agreement on the condition that the purchasers of the securities in the Sale Transactions agree to be bound by similar arrangements. The description contained in this Schedule 13D of the Lockup Agreement is qualified in its entirety by reference to the full text of the form of Lockup Agreement, a copy of which is incorporated by reference in this Schedule 13D — See Exhibit 6.
Escrow
     As security for Acuity’s indemnification obligations under the Merger Agreement, the Company held back eleven and one-half percent (11.5%) of each of the shares of the Company’s Common Stock, Series C Shares and Warrants issued in connection with the Acuity Merger, including any securities acquired by the former Acuity securityholders on conversion of the Series C Shares or exercise of the Warrants (the “Escrowed Securities”). The Acuity Escrowed Securities shall be released in accordance with the terms of the Merger Agreement on March 25, 2008. In connection with Sale Transactions, a portion of the shares acquired from the Reporting Persons were Escrowed Securities and remain held in escrow.
Board Representative
     Pursuant to the Merger Agreement, Mr. Eichler was designated a director nominee and was elected as a member of the Company’s board of directors simultaneous with the closing of the Acuity Merger. Effective January 18, 2008, Mr. Eichler resigned from the Company’s board of directors.
Item 7. Material to be Filed as Exhibits.

Exhibit
Number	Exhibit Description
1	Joint Filing Agreement, dated as of March 5, 2008.

2	Merger Agreement and Plan of Reorganization, incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, filed by the Company with the Securities and Exchange Commission (“SEC”) on April 2, 2007.

3	Amended and Restated Certificate of Incorporation of the Company, incorporated by reference to Exhibit 3.1 to the Registration Statement on Form 8-A, filed by the Company with the SEC on June 11, 2007.

Exhibit
Number	Exhibit Description
4	Form of Common Stock Warrant, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K, filed by the Company with SEC on April 2, 2007.

5	Form of Preferred Stock Warrant, incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K, filed by the Company with SEC on April 2, 2007.

6	Form of Lockup Agreement, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed by the Company with SEC on April 2, 2007.

Signature
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.
Date: March 5, 2008
Psilos Group Partners II-S, L.P.
By: Psilos Group Investors II-S, L.L.C., its General Partner

By: Name:	/s/ Jeffrey M. Krauss Jeffrey M. Krauss
Title:	Managing Member
Psilos Group Investors II-S, L.L.C.

By: Name:	/s/ Jeffrey M. Krauss Jeffrey M. Krauss
Title:	Managing Member
Psilos Group Managers, LLC

By: Name:	/s/ Jeffrey M. Krauss Jeffrey M. Krauss
Title:	Managing Member

APPENDIX A
LIST OF THE MANAGING MEMBERS OF THE GENERAL PARTNER
AND THE MANAGING MEMBERS OF THE MANAGER

MANAGING MEMBERS		PRINCIPAL
OF THE GENERAL PARTNER	BUSINESS ADDRESS	OCCUPATION

Jeffrey M. Krauss	625 Avenue of the Americas 4th Floor New York, NY 10011	Investment Professional
Stephen M. Krupa	625 Avenue of the Americas 4th Floor New York, NY 10011	Investment Professional
Albert S. Waxman	625 Avenue of the Americas 4th Floor New York, NY 10011	Investment Professional

MANAGING MEMBERS		PRINCIPAL
OF THE MANAGER	BUSINESS ADDRESS	OCCUPATION

Jeffrey M. Krauss (see above)

Stephen M. Krupa (see above)

Albert S. Waxman (see above)